AGL

02 OCT 23 AM 9:29

The Australian Gas Light Company
Formed in
New South Wales in
1837 with limited liability

111 Pacific Highway North Sydney
PO Box 944
North Sydney NSW 2059

Telephone 02 9922 0101
Facsimile 02 9957 3671

9 October 2002

02055401

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
Washington DC 20549

Attention Mr Michael Coco

SUPPL

Dear Sir

Re: The Australian Gas Light Company
12g3-2(b) Information
File No 82-4797

Enclosed please find information that The Australian Gas Light Company is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned on +612 9922 8644.

Yours sincerely

PROCESSED
NOV 04 2002
THOMSON FINANCIAL

LJ Fisk
Group Manager Corporate Services &
Company Secretary

dlw 10/29

The Australian Gas Light Company

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/09/2002

TIME: 12:33:45

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

To Comply with SAIIR elec. price justification guideline

AGL
media release

2 September 2002

AGL to comply with SAIIR electricity price justification guideline

Following the release today of the South Australian Independent Industry Regulator's (SAIIR) '*Electricity Retail Price Justification*' report, AGL said it would develop standard electricity prices within the SAIIR's Guideline effective from 1 January 2003.

The Regulator's Guideline states:

> *"AGL must publish by 1 October 2002 its proposed standing contract terms and conditions, and its standing contract price, for supply to all small customers (consuming below 160MWh per annum) from 1 January 2003. Such a notice must also include a statement of justification for the tariffs to apply to each small customer class."*

AGL General Manager South Australia, Mr Sandy Canale, said the company was reviewing the Independent Regulator's report in more detail prior to publishing its standard prices by 1 October 2002 .

For further information contact:

Geoff Donohue, Manager Government and Public Affairs 0402 060 751
Fiona Duncan, Public Affairs Manager 0402 060 715

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 13/09/2002

TIME: 09:44:29

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

ASIC Annual Audited A/cs

AGL

The Australian Gas Light Company
Formed in New South Wales in 1837, with limited liability ARBN 052 167 405

13 September 2002

Australian Securities &
Investments Commission
Level 8, 55 Market St
SYDNEY NSW 2000

Dear Sir/Madam,

Re: The Australian Gas Light Company (ABN 95 052 166 495) - Form 388 - Annual Accounts

We enclose Form 388 (copy of financial statements and reports) together with certified copies of the relevant financial documents for the above company.

The Annual Return has been lodged previously.

An assessment receipt would be appreciated.

Yours sincerely,

A Grant

ANTOINETTE GRANT
Company Secretarial Administrator

AGL Centre 111 Pacific Highway North Sydney • PO Box 944 North Sydney NSW 2059
Telephone 02 9922 0101 Facsimile 02 9957 3671

THE AUSTRALIAN GAS LIGHT COMPANY
ABN 95 052 167 405 Formed in New
South Wales with limited liability



I confirm that this 2002 Annual Report forms part of our attachment (together with the printed copy of our Full Financial Report) to Form 388 dated 13 September 2002.

Signature of Secretary

LESLIE JAMES FISK
Secretary

AGL

THINKING FOUR STEPS AHEAD

THE AUSTRALIAN GAS LIGHT COMPANY
CONCISE ANNUAL REPORT 2002

THE AUSTRALIAN GAS LIGHT COMPANY
ABN 95 052 167 405 Formed in New
South Wales with limited liability


2001 - 2002 FULL

I confirm that this Full Financial Report forms part of our attachment (together with the printed copy of our 2002 Annual Report) to Form 388 dated 13 September 2002.

Signature of Secretary

....
LESLIE JAMES FISK
Secretary

AGL

THE AUSTRALIAN GAS LIGHT COMPANY

FULL FINANCIAL REPORT 2002

ASIC registered agent number 220
lodging party or agent name Bruce Miller
office, level, building name or PO Box no. AGL Centre
street number & name 111 Pacific Highway
suburb/city North Sydney state/territory NSW postcode 2060
telephone (02) 9922 8203
facsimile (02) 9922 8465
DX number suburb/city

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

copy of financial statements and reports

form 388
Corporations Act 2001
294, 295, 298-300, 307, 308, 319, 321, 322
Corporations Regulations
1.0.08

Name The Australian Gas Light Company
ACN / ARBN / ARSN/PIN 95 052 167 405

Reason for lodgement of statements and reports

tick the appropriate box

- [x] A public company or a disclosing entity which is not a registered scheme or prescribed interest undertaking (A)
- [ ] A registered scheme* (B)
- [ ] Amendment of financial statements or directors' report (company) (C)
- [ ] Amendment of financial statements or directors' report (registered scheme)* (D)
- [ ] A large proprietary company that is not a disclosing entity (H)
- [ ] A small proprietary company that is controlled by a foreign company for all or part of the period and where the company's profit or loss for the period is not covered by the statements lodged with ASIC by a registered foreign company, company, registered scheme, or disclosing entity (I)
- [ ] A small proprietary company that is requested by ASIC to prepare and lodge statements and reports (J)
- [ ] A prescribed interest undertaking that is a disclosing entity (K)

Dates on which financial year begins 01/07/2001 and ends 30/06/2002 (d/m/y)
Date of Annual General Meeting (if applicable) Not yet held

Details of large proprietary company

If the company is a large proprietary company that is not a disclosing entity, please complete the following information as at the end of the financial year for which the financial statements relate:

A What is the consolidated gross operating revenue of the large proprietary company and the entities that it controls?

B What is the value of the consolidated gross assets of the large proprietary company and the entities that it controls?

C How many employees are employed by the large proprietary company and the entities that it controls?

D How many members does the large proprietary company have?..

Auditor report

Were the financial statements audited? **Yes** [x] **No** [ ]

If yes: Does the auditor's report (section 308) **for the financial year contain a statement of:**

- reasons for the auditor not being satisfied as to the matters referred to in section 307? Yes [ ] No [x]
- details of the deficiency, failure or shortcoming concerning any matter referred to in section 307? Yes [ ] No [x]

If no: Is there a class order exemption current for audit relief? **Yes** [ ] **No** [ ]

*** NOTE:** Where a new auditor has been appointed to a Registered Scheme, **Form 5137 - Appointment of Scheme Auditor** must be lodged

Details of current auditor*

The auditor can be a person or a firm.

If a person

name (family & given names)

Auditor Registration no:

office | level | building name

street number & name

suburb / city | state / territory | postcode

date of appointment (d/m/y) / /

or

If a firm

name of firm Deloitte Touche Tohmatsu

office | level | building name

street number & name Grosvenor Place, 225 George Street

suburb / city Sydney | state / territory NSW | postcode 2000

Business Registration number (if applicable) | State / Territory registered in

date of appointment (d/m/y) 24 / 10 / 1995

Statements and reports to be attached to this form

Financial statements for the year (as per ss295(2))
statement of financial performance for the year (profit and loss statement)
statement of financial position as at the end of the year (balance sheet)
statement of cash flows for the year
if required by accounting standards - consolidated profit & loss statement, balance sheet and statement of cash flows

Notes to financial statements (as per ss295(3))
disclosures required by the regulations
notes required by the accounting standards
any other information necessary to give a true and fair view (see s297)

The directors' declaration about the statements and notes (as per ss 295(4))

The directors' report for the year (as per s 298 to 300)

Auditor's report required under sections 308 and 314

Certification

I certify that the attached documents marked ( ) are a true copy of the annual reports required under Section 319.

print name LESLIE JAMES FISK | capacity Secretary

sign here [signature] | date 13/9/02

*** NOTE:** Where a new auditor has been appointed to a Registered Scheme, **Form 5137 - Appointment of Scheme Auditor** must be lodged

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 13/09/2002

TIME: 09:46:18

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Concise Financial Report

AGL

The Australian Gas Light Company
Formed in
New South Wales in
1837 with limited liability

111 Pacific Highway
North Sydney NSW 2060
PO Box 944
North Sydney NSW 2059

Telephone 02 9922 0101
Facsimile 02 9922 8520

13 September 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

CONCISE ANNUAL REPORT 2002 AND FULL FINANCIAL REPORT 2002

In accordance with Listing Rules 4.5, 4.6, 4.7 and 15.4, we enclose 2 copies each of AGL's Concise Annual Report 2002 and Full Financial Report 2002 and advise that:

a) The Concise Annual Report 2002 and the Full Financial Report 2002 are the same documents as lodged with the Australian Securities & Investments Commission.

b) The Concise Annual Report 2002 will be sent to all Proprietors unless they have requested not to receive an Annual Report. Those Proprietors who have requested a Full Financial Report will receive both the Concise Annual Report 2002 and the Full Financial Report 2002. The attached Reports are the same as those which are being sent to Proprietors.

c) There are no material differences between the information in the Company's Appendix 4B lodgment and the information in the Reports.

Yours faithfully,

L J FISK
Group Manager Corporate Services &
Company Secretary

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 13/09/2002

TIME: 09:49:11

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of Annual General Meeting

AGL

The Australian Gas Light Company
ABN 95 052 167 405 Formed in New South Wales in 1837, with limited liability

NOTICE OF ANNUAL GENERAL MEETING OF PROPRIETORS

Notice is hereby given that the Annual General Meeting of the Company will be held at the City Recital Hall, Angel Place, Sydney, on Tuesday 15 October 2002 at 10.30 am.

ORDINARY BUSINESS

1. To receive and consider the Annual Financial Report of the Company and the consolidated entity for the year ended 30 June 2002, and the Reports of the Directors and Auditor.

2. To declare a final dividend

   To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

   'That the Company declare a dividend of 27 cents per share for the year ended 30 June 2002 as recommended by the Directors and further declare that the dividend is franked to the extent of 16 cents per share (giving rise to an allocated franking credit of 6.857 cents per share).'

3. To elect Directors:

   (a) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

   'That Mr D C K Allen, a Director retiring at the close of the Meeting in accordance with the Company's By-laws, being eligible, is re-elected as a Director of the Company.'

   (b) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

   'That Mr A B Daniels, a Director retiring at the close of the Meeting in accordance with the Company's By-laws, being eligible, is re-elected as a Director of the Company.'

   (c) To consider and, if thought fit, to pass the following resolution as a special resolution:

   'That Mr M J Phillips, who is 72 years old and whose office will become vacant at the close of the Meeting in accordance with section 201C of the *Corporations Act 2001*, is re-elected as a Director of the Company to hold office until the conclusion of the next Annual General Meeting of the Company.'

SPECIAL BUSINESS

4. Approval, for the purposes of listing rule 7.4 of the ASX Listing Rules, of certain issues of fully paid ordinary shares by the Company in the last 12 months:

   (a) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

   'That for the purposes of listing rule 7.4 of the Listing Rules of Australian Stock Exchange Limited, approval is given to the issue of 5,933,848 fully paid ordinary shares in the Company on 11 April 2002 made as a result of the underwriting arrangements for the AGL Dividend Reinvestment Plan.'

   (b) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

   'That for the purposes of listing rule 7.4 of the Listing Rules of Australian Stock Exchange Limited, approval is given to the issue of 41,081,082 fully paid ordinary shares in the Company on 9 July 2002 made by way of placement.'

   (c) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

   'That for the purposes of listing rule 7.4 of the Listing Rules of Australian Stock Exchange Limited, approval is given to the issue of 10,291,040 fully paid ordinary shares in the Company on 15 August 2002 made under the AGL Share Purchase Plan.'

Head Office
AGL Centre
Cnr Pacific Highway & Walker Street
North Sydney NSW 2060

By Order of the Board

L J Fisk, Secretary
13 September 2002

What is the effect of listing rule 7.1?

In general terms, listing rule 7.1 of the ASX Listing Rules imposes a 15% cap on the number of shares that can be issued by the Company, without approval of Proprietors or ASX waiver, in any 12 month period ('**15% limit**'). However, the Company is permitted to issue shares (or other securities) in excess of the 15% limit if those shares are issued in reliance on an exception to listing rule 7.1 or the issue is approved by Proprietors or an ASX waiver is obtained.

Why is the Company seeking approval for the issues of shares?

The effect of the proposed approval by Proprietors of Resolutions 4(a), (b) and (c) would be that the shares set out in the table, that have been issued by the Company in the last 12 months, will not count towards the 15% limit. A consequence of approval is that the share issues which are approved will increase the number of shares from which the 15% limit is calculated.

The Directors do not currently have any specific intention to make an issue of shares that would exceed the Company's existing capacity to do so without being required to obtain approval of Proprietors under listing rule 7.1. However, the Directors consider that it is appropriate and prudent for approval to be sought at the Meeting, in respect of the relevant issues of shares in the last 12 months, as this approval will enhance the Company's flexibility to finance strategic transactions through raising equity capital, should the Directors consider that it is in the best interests of the Company to do so. If this approval is not given at the Meeting, the Company may need to incur the costs and delay of convening a special general meeting of the Company during the financial year ending 30 June 2003 if the Directors propose to issue securities the total number of which would result in the Company exceeding the 15% limit for the preceding 12 month period (as a result of inclusion of the shares issued by the Company in the previous 12 months).

The Company is seeking the approval of Proprietors, for the purposes of listing rule 7.4, to Resolutions 4(a), (b) and (c) so that the issues will not count towards the 15% limit. The Directors believe that it is in the best interests of the Company that the Directors maintain their ability to issue up to approximately 15% of the issued capital of the Company in a 12 month period and unanimously recommend that Proprietors vote in favour of the resolution. Listing rule 7.4 enables Proprietors to subsequently approve the issue of such shares for the purposes of listing rule 7.1.

Item 4(a)
Issue made as a result of the underwriting arrangements for the Company's Dividend Reinvestment Plan

Approval is being sought in respect of the issue by the Company on 11 April 2002 of 5,933,848 fully paid ordinary shares in the Company to Warnford Nominees Pty Limited at an issue price of $8.95 per share resulting from the Company's interim dividend for the financial year ending 30 June 2002. Warnford Nominees Pty Limited was nominated by the underwriter (ABN AMRO Rothschild) of the Company's Dividend Reinvestment Plan ('**DRP**') under the underwriting arrangements applicable to the DRP.

The shares rank equally with other existing fully paid ordinary shares in the Company.

Item 4(b)
Issue made by way of placement

Approval is being sought in respect of the issue by the Company on 9 July 2002 of 41,081,082 fully paid ordinary shares in the Company to institutional investors nominated by UBS Warburg Australia Limited at an issue price of $9.25 per share ('**Placement**'). UBS Warburg Australia Limited was the underwriter for the Placement. The shares issued under the Placement rank equally with other existing fully paid ordinary shares in the Company.

The Placement, which raised approximately $380 million, formed part of the funding arrangements for the acquisition by the AGL Group of the Victorian businesses of Pulse Energy Pty Limited ('**Pulse Energy**') and Utili-mode Pty Limited ('**Utili-mode**').

Item 4(c)
Issue made under AGL Share Purchase Plan

Approval is being sought in respect of the issue by the Company on 15 August 2002 of 10,291,040 fully paid ordinary shares under the AGL Share Purchase Plan at an issue price of $9.25 per share ('**Share Purchase Plan Issue**'). This price was the same as the price of shares issued on 9 July 2002 to institutional investors under the Placement. The shares issued under the AGL Share Purchase Plan rank equally with other existing fully paid ordinary shares in the Company.

The funds raised from the Share Purchase Plan Issue were used for the acquisition by the AGL Group of the Victorian businesses of Pulse Energy and Utili-mode.

All Proprietors, as at the close of business on Monday 8 July 2002 with a registered address in either Australia or New Zealand, were eligible to participate in the Share Purchase Plan Issue.

Prior to the offer under the AGL Share Purchase Plan, the Company obtained a waiver from ASX so that it could issue up to 11,460,399 shares (approximately 3% of the Company's issued capital) even if the issue would otherwise breach the 15% limit for the 12 months prior to the date of the Share Purchase Plan Issue. In effect, this waiver allowed the Company to issue up to 18% (rather than 15%) of its issued capital (other than shares issued under exceptions or with approval as specified in listing rule 7.1).

The reason for the waiver was that the Company wanted to ensure that a higher than expected rate of acceptance of the offer under the AGL Share Purchase Plan would not lead to a breach of listing rule 7.1. The subsequent high rate of participation in the offer meant that the Share Purchase Plan Issue resulted in the Company issuing more than 15% (but less than 18%) of the Company's issued capital in the 12 months prior to 15 August 2002 (other than shares issued under exceptions or with approval as specified in listing rule 7.1).

If Resolution 4(c) is not passed by Proprietors, the shares issued under the Share Purchase Plan Issue will be included when calculating the Company's 15% limit in the 12 months after the date of the Share Purchase Plan Issue.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 23/09/2002

TIME: 09:30:56

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

NGC Reaches Conditional Gas Customer Sale Agreement

10 Hutt Road
Petone
Private Bag 39980
Wellington
New Zealand
Phone: 64 4 576 8700
Fax: 64 4 576 8600
Website: www.ngc.co.nz

23 September 2002

NEWS MEDIA RELEASE

NGC Reaches Conditional Gas Customer Sale Agreement with Genesis

Natural Gas Corporation Holdings Limited (NGC) announced today it has reached a conditional agreement to sell its mass market retail natural gas business to Genesis Power Limited. The sale is subject to Genesis receiving Commerce Commission clearance.

The agreement follows NGC's announcement on 20 August 2002 of its intention to sell its mass market gas retailing business.

NGC will make a further announcement once the Commission's decision on the Genesis application for clearance is known.

Contact: Keith FitzPatrick
Communications Manager
Natural Gas Corporation

Phone: 04 – 576 8804
Mobile: 027 – 443 8349

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 24/09/2002

TIME: 11:57:17

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

NGC Confirms Generation Sale Process

10 Hutt Road
Petone
Private Bag 39980
Wellington
New Zealand
Phone: 64 4 576 8700
Fax: 64 4 576 8600
Website: www.ngc.co.nz

24 September 2002

NEWS MEDIA RELEASE

NGC Confirms Generation Sale Process

On 20 August 2002, Natural Gas Corporation Holdings Limited (NGC) announced its intention to divest its power generation assets.

NGC has today confirmed the process for that sale and called for expressions of interest in the Taranaki Combined Cycle and Cobb Hydroelectric Power Stations. The process includes a timetable for indicative bids in November and final bids in December 2002.

Parties are also invited to register their interest in the potential sale of NGC's interests in the Southdown Cogeneration and Rotokawa Geothermal Power Stations.

Details of the process are contained in a confidential Information Flyer to be made available to potential bidders.

Media inquiries:

Keith FitzPatrick
Communications Manager
Natural Gas Corporation
Phone: 04 – 576 8804
Mobile: 027 – 443 8349

Inquiries regarding sale process:

David Cameron-Brown/Mark Green
JB Were (NZ) Limited
Phone: 09 – 980 1363 / 09 – 980 1329

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 25/09/2002

TIME: 16:52:48

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Applies for Corporate Conversion Order

AGL

Statement to Australian Stock Exchange

AGL applies for Corporate Conversion Order

The Australian Gas Light Company (AGL) has lodged its application with the New South Wales Minister for Energy, the Hon Kim Yeadon MP, to issue a conversion order, to convert AGL into a modern body corporate, in accordance with the enabling legislation passed by the NSW Parliament in May 2002.

AGL has made the application for a conversion order as the four conditions to the conversion process specified in the resolution passed at the Special General Meeting of Proprietors on 3 July 2002, have now been satisfied. The last condition to be satisfied related to the receipt of a letter from the New Zealand Government confirming its intention to pass legislation to ensure no adverse NZ consequences would arise as a result of the corporate conversion process. That letter was received on 20 September 2002.

The corporate conversion process means that on the conversion day, AGL is converted into a modern form of body corporate, with a modern constitution, and will be registered under the Corporations Act. AGL's outdated scaled voting mechanisms and shareholding limitation will be removed with effect from the conversion day.

The enabling legislation passed by the NSW Parliament in May 2002 also ensures that the shareholding limitation continues to apply until the conversion day, and additional enforcement provisions were also introduced as part of that legislative package. AGL is required to report to the Minister any suspicious movements in its share register in the period up to the conversion day.

To be legally effective, the conversion order needs to be issued by the Minister for Energy and published in the NSW Gazette. This has not yet occurred and until this occurs, the conversion day will not become certain. AGL will advise accordingly when this occurs and anticipates this will occur in the near future.

AGL's Annual General Meeting, scheduled for 15 October 2002, will in no way be affected by the corporate conversion process, and will proceed as planned.

For further information contact:

Jane McAloon, Group Manager External Affairs 0419 447 384

The Australian Gas Light Company
111 Pacific Highway, North Sydney, NSW 2059
Telephone : 02 9922 0101 Facsimile 02 9957 3671

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 27/09/2002

TIME: 10:10:12

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

NSW Minister for Energy announces Conversion Day for AGL

AGL

media release

27 September, 2002

NSW Minister for Energy announces Conversion Day for AGL

New South Wales Minister for Energy, the Hon Kim Yeadon MP, today issued a Conversion Order for The Australian Gas Light Company (AGL) to convert into a modern body corporate, in accordance with the legislation passed by the NSW Parliament in May 2002.

The Conversion Order nominates 11 October 2002 as the Conversion Day.

All the pre-conditions to the corporate conversion have now been completed.

"The 11th of October 2002 will be a milestone day in the 165 year history of AGL," Mr John Phillips, AGL Chairman said.

"From that day, AGL will become a modern company with a constitution, structure and governance arrangements consistent with contemporary practice. Amongst other things, it means AGL drops its outdated scaled voting mechanisms and five per cent shareholding limitation with effect from Conversion Day," Mr Phillips said.

"This sees the end of the path that the NSW Government and AGL embarked on back in April 2001. It helps deliver a level playing field for the participants in the New South Wales energy industry and removes the complications arising from having AGL as an entity created by NSW statute. The Government will, of course, continue in its role of ensuring that there is appropriate regulation to protect customers and the environment," NSW Energy Minister Kim Yeadon said.

Mr Phillips commended the NSW Government and its officers for the cooperation and assistance given in the conversion process over the past two years.

"A large number of complex legal and financial issues were addressed in order to deliver this outcome without adverse consequences for AGL, its proprietors or customers. This involved resolving other matters with the Commonwealth Government, the various State and Territory governments, and the New Zealand Government. Our thanks and appreciation go to those Governments also." Mr Phillips said.

The Australian Gas Light Company
ARBN 052 167 405 FORMED IN NSW IN 1837, WITH LIMITED LIABILITY
AGL Centre Cnr Pacific Highway & Walker Street North Sydney NSW 2060
Telephone : 02 9922 8349 Facsimile 02 9922 8751 Email: jmcaloon@agl.com.au www.aglinvestor.com

"As Australia's largest downstream energy supplier, providing gas and electricity to more than three million customers, AGL will now have corporate arrangements more appropriate for conducting business in the twenty first century."

"Of course, there will be some sadness at breaking the direct legislative link with our founders. However, our customers and our staff will be unaffected by these corporate changes and AGL will continue to operate under its original name - The Australian Gas Light Company." Mr Phillips said.

AGL is liaising with both the Australian Securities and Investment Commission and the Australian Stock Exchange in order to ensure the final aspects to the conversion process runs smoothly. The Company will be converted into a body corporate at the first instant on the Conversion Day, and will be registered under the Commonwealth Corporations Act thereafter.

The *AGL Corporate Conversion Act 2002*, passed by the NSW Parliament, also ensures that the shareholding limitation continues to apply until the conversion day, and additional enforcement provisions were also introduced as part of that legislative package. AGL is required to report to the Minister any suspicious movements in its share register in the period up to the conversion day. Penalties apply for any breach of the shareholding limitation.

AGL's Annual General Meeting, scheduled for 15 October 2002, will not be affected by the corporate conversion process, and will proceed as planned.

All inquiries should be directed to:

Jane McAloon, Group Manager External Affairs
Telephone: 02 9922 8349
Mobile: 0419 447 384

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 30/09/2002

TIME: 14:25:43

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

NGC Concludes Retail Customer Sale to Genesis

Ile 904

40 Hutt Road
Petone
Private Bag 39980
Wellington
New Zealand
Phone: 64 4 576 8700
Fax: 64 4 576 8600
Website: www.ngc.co.nz

30 September 2002

NEWS MEDIA RELEASE

NGC Concludes Retail Gas Customer Sale to Genesis

Natural Gas Corporation Holdings Limited (NGC) said today it has concluded the sale of its mass-market retail natural gas business to Genesis Power Limited. This follows Commerce Commission clearance of Genesis' application to acquire the business, which allowed the conditional sale agreement announced on 23 September to become unconditional.

The sale of NGC's residential and small commercial customers for $44 million, together with the value of debtors and unbilled sales amounts, currently estimated at $17 million, is effective today, with the cash settlement of the transaction.

NGC intends to use the proceeds of the sale to further reduce goodwill. Accordingly, no profit on disposal will be realised.

As part of the agreement, NGC will supply Genesis with at least 4 petajoules of wholesale gas a year for the next five years to service the gas retail customer base.

The sale follows a comprehensive review of NGC's future business direction, and the announcement on 20 August of the Company's intention to sell its gas retailing business and electricity generation assets.

NGC Chief Executive Mr Phil James, said: "The gas retail sale is consistent with NGC's change of focus from a mass market energy supplier, to an infrastructure-focused energy services company with primarily business-to-business commercial relationships."

He added: "NGC's withdrawal from electricity retailing last year meant we no longer had the capability to service mass-market customers and we therefore established a strategic alliance with Genesis, under which Genesis provides all marketing and customer service delivery, and sells the gas under the Genesis Energy brand. For the customers, therefore, the sale of this business to Genesis will be seamless."

Mr James concluded: "The effect of the sale on NGC staff will be minimal because much of the activity associated with the natural gas retail business has already passed to Genesis under the strategic alliance arrangements."

NGC will continue to directly supply gas to approximately 500 larger industrial and commercial sites.

Contact: Keith FitzPatrick, Communications Manager, Natural Gas Corporation
Phone: 04 – 576 8804, Mobile: 027 – 443 8349

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 30/09/2002

TIME: 08:54:37

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Media Rel: Standard Electricity Prices from 1 January 2003

Rle 904.

AGL

media release

Standard Electricity Prices from 1 January 2003 comply with Independent Regulator's Guideline

AGL today published standard electricity prices applicable from 1 January 2003 that comply with the South Australian Independent Industry Regulator's (SAIIR) *"Electricity Retail Price Justification Report"* and supporting Guideline.

From 1 January 2003 standard electricity prices for residential customers will increase on average by 58 cents per day or 25 per cent. This will add around $4.00 per week to the average residential customer's electricity bill for a medium sized house. Small business customers' prices will rise on average by 16 per cent.

Information in the Independent Industry Regulator's price justification report shows that over 85 per cent of a customer's bill is made up of costs and charges from generators, transmission and distribution companies and GST.

"It is regrettable that these price increases are necessary," said AGL General Manager, South Australia, Mr Sandy Canale.

"However there have been significant external increases in the cost of purchasing and supplying electricity to our customers. The increases in residential and small business customer's prices are a direct reflection of those external cost increases, they are not about additional profit for AGL."

Under the Independent Regulator's guideline, the benchmark retail profit margin is 2.5 – 3.0 per cent after the deduction of interest and tax (5 per cent before interest and tax).

To lessen the impact on low energy consuming customers, the new residential pricing structure has two tiers. The first 300 kilowatt hours of a residential customers' quarterly use (1200 kilowatt hours per annum) is at a lower rate than consumption above this level.

The new prices have also been structured seasonally. Under the new pricing structure, compared with the rest of the year, an average household will pay around $20 extra over the quarterly period of January to March (assuming a consistent annual usage pattern).

AGL South Australia
1 Anzac Highway , Keswick South Australia 5035
Telephone : 08 8404 5666 Facsimile 08 8804 5236

Off peak rates will continue to be available.

Prices apply uniformly across the rural and metropolitan regions of the State.

"We understand the community's concerns regarding the electricity price increases. We take our responsibility to customers very seriously and have endeavoured to provide customers with the fairest possible outcome," said Mr Canale.

"We have worked closely with our Customer Council and other community groups including representatives from SACOSS and the SA Farmers Federation to develop a '*Staying Connected*' policy to provide every practical assistance to low income and disadvantaged customers to manage their household consumption and energy bills.

"In addition, AGL will provide all customers with a number of payment options. This includes providing customers flexibility in paying their accounts by introducing a new smooth pay option. This smooths customers' bills over the year," said Mr Canale.

Over the coming weeks, AGL will launch an energy efficiency program to highlight practical ways customers can reduce energy usage and lower their electricity bills for their home or business.

"AGL welcomes competition in the retail electricity market from 1 January 2003 and looks forward to competition being introduced in the natural gas market later in 2003," Mr Canale concluded.

For further information contact:

Jane McAloon, Group Manager, External Affairs 0419 447 384

AGL South Australia
1 Anzac Highway , Keswick South Australia 5035
Telephone : 08 8404 5666 Facsimile 08 8804 5236